SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUPERIOR ENERGY SERVICES, INC.

(Name of the Issuer and Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joanna Clark

Company Secretary

Superior Energy Services, Inc.

1001 Louisiana Street, Suite 2900

Houston, TX 77002

(713) 654-2200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Daniel Fisher Akin Gump Strauss Hauer Feld LLP One Bryant Park Bank of America Tower New York, NY 10036 (212) 872-1000	Bryan D. Flannery Akin Gump Strauss Hauer Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002 (713) 220-5800

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Superior Energy Services, Inc. (the “Company”), a Delaware corporation.

The Company proposes to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), followed immediately by a forward stock split of the Company’s Common Stock (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Splits”) at a ratio (i) not less than 1-for-700 and not greater than 1-for-800 (the “Reverse Stock Split Ratio”), and (ii) not less than 700-for-1 and not greater than 800-for-1, in the case of the Forward Stock Split (together with the Reverse Stock Split Ratio, the “Stock Split Ratios”), with the exact Stock Split Ratios to be set within the foregoing range at the discretion of the Company’s Board of Directors (the “Board”) without further approval or authorization of the Company’s stockholders and with the Board, in its sole discretion, able to effect the Stock Splits immediately following the public announcement of the Stock Split Ratios or to elect to abandon the overall Transaction (as defined below) and the proposed Stock Splits, at any time. As a result of the Stock Splits, each share of the Company’s Class A Common Stock held by a stockholder of record owning immediately prior to the effective time fewer than a minimum number of shares, which, depending on the Stock Split Ratios chosen by the Board, would be between 700 and 800 (the “Minimum Number”), would only be entitled to a fraction of a share of Class A Common Stock upon the Reverse Stock Split and will be paid cash in lieu of such fraction of a share of Class A Common Stock, on the basis of $80.00 per pre-split share of Class A Common Stock, without interest (the “Cash Payment”), for each share of Class A Common Stock held by such holder (the “Cashed Out Stockholders”) immediately prior to the effective time and the Cashed Out Stockholders would no longer be stockholders of the Company. Stockholders owning at least the Minimum Number of shares immediately prior to the effective time of the Reverse Stock Split (the “Continuing Stockholders”) would not be paid cash in lieu of any fraction of a share of Class A Common Stock such Continuing Stockholders may be entitled to receive upon the Reverse Stock Split. Instead, the Forward Stock Split, which would immediately follow the Reverse Stock Split, would reconvert whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the Class A Common Stock held by such Continuing Stockholders immediately prior to the effective time of the Reverse Stock Split. Due to the Forward Stock Split, the total number of shares of the Company’s Class A Common Stock held by a Continuing Stockholder would not change as a result of the Stock Splits.

The primary purpose of the Stock Splits is to enable the Company to reduce the number of record holders of its Class A Common Stock to below 300, which is the level at which public reporting is required with the SEC. The Stock Splits are being undertaken as part of the Company’s plan to suspend its obligation to file periodic and current reports and other information with the SEC under the Exchange Act. The Board has determined that the costs of being a public reporting company outweigh the benefits thereof. The actions the Company would take to suspend, and events that occur as a result of such actions that would have the effect of suspending, the Company’s reporting obligations under Section 15(d) of the Exchange Act, including effectuating the Stock Splits, are collectively referred to herein as the “Transaction”. After giving effect to the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002.

The Stock Splits will be effectuated by filing certificates of amendment to the Company’s Second Amended and Restated Certificate of Incorporation (each, a “Charter Amendment” and together, the “Charter Amendments”) with the Secretary of State of the State of Delaware, which the Company expects to file no earlier than the twentieth day following the dissemination of the Disclosure Statement (as defined below) to stockholders. Stockholders holding a majority of the outstanding shares of Class A Common Stock of the Company approved the Stock Splits and the related Charter Amendments by written consent in lieu of a meeting. As a result, the Company will not be seeking further stockholder approval for the Stock Splits, the Charter Amendments, the subsequent suspension of our obligation to file periodic reports and other information with the SEC. The Stock Splits will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit a(i) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Disclosure Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Disclosure Statement.

Item 1.	Summary Term Sheet

The information set forth in the Disclosure Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the subject company is Superior Energy Services, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1001 Louisiana Street, Suite 2900, Houston, Texas 77002. The Company’s telephone number is (713) 654-2200.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Class A Common Stock, of which 20,216,192 shares were outstanding as of December 13, 2024.

(c) Trading Market and Price. The information set forth in the Disclosure Statement under “COMPANY INFORMATION — Company Securities” is incorporated herein by reference.

(d) Dividends. The information set forth in the Disclosure Statement under “COMPANY INFORMATION — Company Securities” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Class A Common Stock in the last three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. During the quarter ended March 31, 2024, the Company purchased 14,673 shares of Class A Common Stock at a price of $65.52 per share (high, low and average) in a private transaction. The Company has not purchased any other shares of its Class A Common Stock during the past two years.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Dave Lesar	Chairman and Chief Executive Officer
James Brown	President and Chief Operating Officer
James W. Spexarth	Executive Vice President, Chief Financial Officer & Treasurer
Joseph Citarrella	Director
Rebecca Bayless	Director
Daniel Flores	Director
Ian Foster	Director
Julie J. Robertson	Director

The address of each director and executive officer of the Company is c/o Superior Energy Services, Inc., 1001 Louisiana Street, Suite 2900, Houston, Texas 77002 and the telephone number for each of them is (713) 654-2200.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Disclosure Statement under “COMPANY INFORMATION — Executive Officers” is incorporated herein by reference.

Neither the Company nor, to the Company’s knowledge, any of the Company’s directors or executive officers, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Disclosure Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS” and “OTHER MATTERS RELATED TO THE TRANSACTION — Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Structure of the Transaction” and “OTHER MATTERS RELATED TO THE TRANSACTION — Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Disclosure Statement under “OTHER MATTERS RELATED TO THE TRANSACTION — No Dissenters’ or Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Disclosure Statement under “OTHER MATTERS RELATED TO THE TRANSACTION — Potential Conflicts of Interest” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction,” and “— Background of the Transaction” and “OTHER MATTERS RELATED TO THE TRANSACTION — Potential Conflicts of Interest” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction,” and “— Background of the Transaction” and “OTHER MATTERS RELATED TO THE TRANSACTION — Potential Conflicts of Interest” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Statement under the captions “COMPANY INFORMATION — Company Securities,” “— Security Ownership of Certain Beneficial Owners and Officers” and “— Related-Party Transactions and Relationships” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Effects of the Transaction” is incorporated herein by reference.

(c) Plans. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Background of the Transaction,” “— Effects of the Transaction,” and “— Fairness of the Transaction,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Background of the Transaction” and “— Reasons for the Transaction,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Background of the Transaction” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Background of the Transaction”, “— Reasons for the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Reasons for the Transaction,” and “— Effects of the Transaction,” and “OTHER MATTERS RELATED TO THE TRANSACTION — Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Disclosure Statement under “SPECIAL FACTORS —Fairness of the Transaction” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Purpose of the Transaction,” “— Reasons for the Transaction,” “— Background of the Transaction,” “— Alternatives to the Transaction,” and “— Fairness of the Transaction,” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction” and “OTHER MATTERS RELATED TO THE TRANSACTIONS — Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

(e) Approval of Directors. The Stock Splits and related Charter Amendments were approved unanimously by the Board, including a majority of the directors of the Company who are not employees of the Company. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction,” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The Board retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), as its independent financial advisor, to provide financial and valuation analyses to the Board in connection with the Board’s evaluation of the Stock Splits, as well as to render an oral opinion to the Board (to be subsequently confirmed in writing), that, subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion, as of the date thereof, the Cash Payment to be received by the Cashed Out Stockholders in the Reverse Stock Split was fair, from a financial point of view, to the Cashed Out Stockholders.

The information set forth in the Disclosure Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction,” is incorporated herein by reference.

(c) Availability of Documents. The full text of Houlihan Lokey’s fairness opinion, dated December 13, 2024, is attached as Exhibit (c)(i) to this Schedule 13E-3. The fairness opinion of Houlihan Lokey and its financial analyses, which were provided to the Board for its use in the evaluation of the Stock Splits, dated December 13, 2024, are attached as Exhibit (c)(i) and Exhibit (c)(iii), respectively, to this Schedule 13E-3. A preliminary financial analysis was provided to the Board for its use in the evaluation of the Stock Splits, dated December 6, 2024, and is attached as Exhibit (c)(ii) to this Schedule 13E-3.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Disclosure Statement under “OTHER MATTERS RELATED TO THE TRANSACTION — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Disclosure Statement under “OTHER MATTERS RELATED TO THE TRANSACTION — Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Disclosure Statement under “OTHER MATTERS RELATED TO THE TRANSACTION — Potential Conflicts of Interest” and “COMPANY INFORMATION — Security Ownership of Certain Beneficial Owners and Officers” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Disclosure Statement from the Company’s Annual Reports on Form 10-K for the years ended December 31, 2023 and December 31, 2022 which were filed with the SEC on March 8, 2024 and March 15, 2023, respectively, and the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2024, filed with the SEC on October 30, 2024. The information set forth in the Disclosure Statement under “FINANCIAL AND OTHER INFORMATION” is also incorporated herein by reference.

(b) Pro forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15.	Additional Information

(b) Not applicable.

(c) Other Material Information. The information contained in the Disclosure Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(i)	Disclosure Statement to be mailed to stockholders of the Company.

(a)(ii)	Annual financial statements for the year ended December 31, 2023 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, File No. 001-34037, filed by the Company with the SEC on March 8, 2024).

(a)(iii)	Annual financial statements for the year ended December 31, 2022 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, File No. 001-34037, filed by the Company with the SEC on March 15, 2023).

(a)(iv)	Interim financial statements for the nine months and three months ended September 30, 2024 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, File No. 001-34037, filed by the Company with the SEC on October 30, 2024).

(a)(v)	Interim financial statements for the nine months and three months ended September 30, 2023 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, File No. 001-34037, filed by the Company with the SEC on November 3, 2023).

(b)	Not applicable.

(c)(i)	Fairness Opinion of Houlihan Lokey, dated December 13, 2024, provided to the Board.

(c)(ii)	Houlihan Lokey Preliminary Financial Analyses, dated December 6, 2024, provided to the Board.

(c)(iii)	Houlihan Lokey Financial Analyses, dated December 13, 2024, provided to the Board.

(d)(i)	Stockholders Agreement, dated as of February 2, 2021, among Superior Energy Services, Inc., each stockholder who is deemed a party thereto pursuant to the Plan and any other stockholder who thereafter becomes a party thereto (incorporated herein by reference to Exhibit 10.3 to Superior Energy Services, Inc.’s Current Report on Form 8-K filed on February 3, 2021 (File No. 001-34037)).

(d)(ii)	First Amendment to the Stockholders Agreement by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 10.1 to Superior Energy Services, Inc.’s Current Report on Form 8-K filed June 14, 2021 (File No. 001-34037)).

(d)(iii)	Second Amendment to the Stockholders Agreement by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 10.2 to Superior Energy Services, Inc.’s Current Report on Form 8-K filed June 14, 2021 (File No. 001-34037)).

(d)(iv)	Third Amendment to the Stockholders Agreement by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 10.2 to Superior Energy Services, Inc.’s Current Report on Form 8-K filed July 21, 2021 (File No. 001-34037)).

(d)(v)	Fourth Amendment to the Stockholders Agreement, dated as of November 15, 2021, by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of Superior Energy Services, Inc.’s Current Report on Form 8-K, filed on November 15, 2021 (File No. 001-34037)).

(d)(vi)	Fifth Amendment to the Stockholders Agreement, dated as of February 9, 2022, by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of Superior Energy Services, Inc.’s Current Report on Form 8-K, filed on February 11, 2022 (File No. 001-34037)).

(d)(vii)	Sixth Amendment to the Stockholders Agreement by and among Superior Energy Services, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 of Superior Energy Services, Inc.’s Current Report on Form 8-K, filed on March 20, 2024 (File No. 001-34037)).

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ David J. Lesar
David J. Lesar
Chairman and Chief Executive Officer

Dated: December 16, 2024